Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-169119

October 4, 2012

BARCLAYS

Barclays Pure Beta Voyager Performance Update

MONTHLY PERFORMANCE UPDATE – SEPTEMBER 2012

HYPOTHETICAL HISTORICAL AND HISTORICAL PERFORMANCE AS OF 9/28/2012

Bloomberg Tickers used:

Barclays Voyager III DJ-UBSCI℠ Total Return Index: BCC3C1XT Index ("Pure Beta Voyager")

Barclays Pure Beta DJ-UBSCI℠ Total Return Index: BCC3C1PT Index ("Pure Beta")

DJ-UBSCI℠: DJUBSTR Index ("DJ-UBSCI℠")

The following information and table provides historical index performance of the below-listed Barclays commodity indices through September 28, 2012. The inclusion of the DJ-UBSCI℠ Total Return Index is for comparison purposes only.

- In September 2012,
  - Pure Beta Voyager increased by +0.55%, underperformed Pure Beta by -1.12% for the month, and underperformed its benchmark, DJ-UBSCI℠, by -1.16% for the month.
  - Pure Beta Voyager had an approximately 9% overall allocation to a market neutral position in the first half of the month and approximately 7% overall allocation to a market neutral position in the second half of the month. A "market neutral position" means that Pure Beta Voyager will hold a long position in the contract selected by the Pure Beta methodology and a short position in the Barclays proprietary single commodity index corresponding to the first nearby futures contract.

2012 Performance	Pure Beta Voyager	Pure Beta	DJ-UBSCI℠
Q1	2.21%	0.58%	0.89%
Q2	-6.45%	-5.58%	-4.55%
Q3	6.41%	9.60%	9.69%
September	0.55%	1.67%	1.71%
YTD	1.74%	4.08%	5.63%

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

Structured Note Inventory†

Delta One Structured Notes linked to Barclays Voyager III DJ-UBSCI℠ Total Return Index (BXCS1489 Index) ††

SuperTrack℠ Structured Notes linked to Barclays Voyager III DJ-UBSCI℠ Excess Return Index (BCC3C1XP Index)

Style	CUSIP	Initial Val Date	Final Val Date	Initial Level	Fees (p.a.) ††	Relative to DJ-UBSCI℠ From Initial Valuation Date to 9/28/12
Delta One	06738KRR4	8/12/2011	8/12/2016	704.5798	1.75%	-4.66%
Delta One	06738KVH1	9/27/2011	9/27/2016	664.6304	1.75%	-5.48%
Delta One	06738KXM8	10/26/2011	10/26/2016	651.0949	1.75%	-3.27%

Style	CUSIP	Initial Val Date	Final Val Date	Initial Level	Upside Leverage Factor	Maximum Return
SuperTrack℠	06738KN49	2/24/2012	2/24/2014	525.3607	150%	35.25%
SuperTrack℠	06738KUY5	9/27/2011	9/27/2013	520.9274	150%	40.00%
SuperTrack℠	06738KP62	2/8/2012	2/10/2014	517.1123	200%	28.00%
SuperTrack℠	06738KS51	2/22/2012	2/24/2014	522.3800	125%	43.75%

† Additional information is available on request

†† Includes fees of 0.30% per annum deducted at the Index level. These fees are an estimate of a portion of the cost of index replication and will cause the value of any investments linked to BXCS1489 Index to decline.

All hypothetical historical and historical information included in the presentation is for illustrative purposes only. Hypothetical historical and historical results related to any of the indices contained in this presentation is not indicative of future performance of the relevant index or any related investment.

BARCLAYS

Pure Beta Voyager:

- The strategy aims to provide directionally long "enhanced beta" exposure[1] during bullish markets and market neutral "alpha" exposure[2] during bearish markets
- The strategy aims to reduce the drawdown risk associated with long only commodity index investing
- The strategy aims to deliver absolute returns (i.e. returns are independent of benchmark performance)

Pure Beta Voyager employs signals that seek to identify if a commodity is in a bullish or bearish environment and allocates accordingly to a long or long/short position in such commodity. Pure Beta Voyager signals are tested twice per month on a commodity by commodity basis and are based on moving average and convergence measures of the underlying commodity futures contracts.

[1] Directional long enhanced beta exposure means that Pure Beta Voyager will hold a long position in the contract selected by the Pure Beta methodology.

[2] Market neutral alpha exposure means that Pure Beta Voyager will hold a long position in the contract selected by the Pure Beta methodology and a short position in the Barclays proprietary single commodity index corresponding to the first nearby futures contract.

Historical and Hypothetical Historical Comparative Performance*



Index Level
800
700
600
500
400
300
200
100
0
Dec-01
May-02
Oct-02
Mar-03
Aug-03
Jan-04
Jun-04
Nov-04
Apr-05
Sep-05
Feb-06
Jul-06
Dec-06
May-07
Oct-07
Feb-08
Jul-08
Dec-08
May-09
Oct-09
Mar-10
Aug-10
Jan-11
Jun-11
Nov-11
Apr-12
Sep-12
Date
Pure Beta Voyager
Pure Beta
DJ-UBSCI SM

	Pure Beta Voyager	Pure Beta	DJ-UBSCI[SM]
Return (p.a.)	17.63%	12.73%	6.70%
Volatility (ann.)	14.04%	17.49%	18.12%

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

Note: Volatility for each index and the reference benchmark index is calculated based on monthly natural logarithm returns. Volatility is calculated as the square root of the product of (1) 12 and (2) the sum of squared monthly returns divided by the number of returns in the observation period.

*Source: Bloomberg. Data are from 12/31/2001 to 9/28/2012. Pure Beta Voyager as applied to DJ-UBSCI[SM] (BCC3C1XT Index) was launched in June 2010. All information included above, prior to June 2010, is hypothetical historical. Pure Beta as applied to DJ-UBSCI[SM] (BCC3C1PT Index) was launched in October 2009. All information included above, prior to October 2009, is hypothetical historical. You should not rely on historical or hypothetical historical information. Any data on past performance, modeling or back-testing contained herein is no indication as to future performance. No representation is made as to the reasonableness of the assumptions made within or the accuracy or completeness of any modeling or back-testing.

All hypothetical historical and historical information included in the presentation is for illustrative purposes only. Hypothetical historical and historical results related to any of the indices contained in this presentation is not indicative of future performance of the relevant index or any related investment.

BARCLAYS

Historical and Hypothetical Historical Monthly Returns of Pure Beta Voyager*

The unshaded boxes below denote hypothetical historical index performance is being shown. All index performance information included in the chart below prior to the relevant index launch date is hypothetical historical information.

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Year
2002	-0.2%	2.3%	9.2%	1.5%	-0.1%	2.2%	0.0%	3.9%	2.7%	-1.7%	0.1%	5.1%	27.4%
2003	7.8%	3.7%	-6.1%	-0.3%	4.3%	-2.1%	0.7%	2.1%	0.1%	2.9%	0.3%	3.7%	17.7%
2004	3.0%	7.1%	2.7%	-0.7%	2.6%	-1.7%	5.3%	1.6%	4.5%	3.2%	-0.1%	-1.0%	29.4%
2005	2.0%	6.1%	4.5%	-3.9%	0.2%	2.1%	4.4%	6.4%	4.8%	-5.1%	1.2%	5.1%	30.7%
2006	4.3%	-2.9%	2.9%	8.1%	1.9%	-1.1%	0.6%	0.2%	0.4%	5.1%	5.2%	-2.5%	23.9%
2007	-1.4%	3.3%	2.3%	1.6%	0.0%	-0.7%	4.1%	-3.0%	7.0%	4.3%	-2.2%	4.9%	21.5%
2008	5.2%	12.4%	-5.5%	3.8%	4.9%	8.2%	-11.3%	-7.3%	-4.9%	-4.1%	1.2%	5.0%	5.0%
2009	-0.3%	-2.6%	5.1%	0.4%	13.1%	-1.8%	2.6%	0.1%	0.5%	2.3%	4.2%	2.2%	28.1%
2010	-6.8%	3.7%	2.8%	2.0%	-6.8%	-0.4%	1.8%	0.2%	6.3%	5.5%	0.1%	9.9%	18.4%
2011	1.7%	1.7%	2.9%	4.6%	-4.3%	-3.6%	3.2%	-1.3%	-10.6%	1.5%	1.5%	-3.9%	-7.3%
2012	2.3%	2.1%	-2.1%	-1.3%	-7.0%	1.8%	3.7%	2.0%	0.5%				1.7%

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

Historical and Hypothetical Historical Monthly Returns of Outperformance[3] of Pure Beta Voyager over DJ-UBSCI℠*

The unshaded boxes below denote hypothetical historical index performance is being shown. All index performance information included in the chart below prior to the relevant index launch date is hypothetical historical information.

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Year
2002	0.5%	-0.3%	-1.1%	1.5%	1.4%	0.3%	0.5%	0.0%	-1.0%	-0.7%	-0.1%	0.2%	1.5%
2003	0.1%	0.4%	1.5%	0.4%	-1.5%	0.3%	0.1%	-1.9%	0.0%	-1.9%	0.6%	-3.7%	-6.3%
2004	1.2%	0.6%	-0.4%	1.0%	0.9%	2.5%	3.5%	3.4%	-2.3%	1.5%	1.1%	3.9%	20.2%
2005	0.9%	-0.9%	1.0%	1.9%	1.0%	0.4%	-0.1%	-1.1%	0.2%	1.2%	0.9%	1.9%	9.3%
2006	2.5%	3.3%	0.7%	1.3%	0.9%	0.4%	-2.6%	3.8%	6.4%	0.4%	-0.3%	2.1%	21.8%
2007	-1.6%	-0.1%	1.3%	0.5%	-0.1%	0.7%	2.0%	0.6%	-1.0%	1.0%	0.9%	0.3%	5.3%
2008	1.0%	0.2%	0.9%	0.3%	2.2%	-0.9%	0.5%	0.0%	6.6%	17.2%	8.2%	9.4%	40.6%
2009	5.1%	1.9%	1.5%	-0.3%	0.1%	0.1%	-0.6%	0.7%	-1.1%	-1.0%	0.7%	0.2%	9.2%
2010	0.5%	0.0%	4.0%	0.0%	0.1%	-0.7%	-5.0%	2.7%	-1.0%	0.6%	0.4%	-0.7%	1.5%
2011	0.7%	0.4%	0.9%	1.2%	0.7%	1.5%	0.3%	-2.3%	4.1%	-5.1%	3.7%	-0.1%	6.0%
2012	-0.1%	-0.6%	2.0%	-0.8%	2.2%	-3.7%	-2.8%	0.7%	-1.2%				-3.9%

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

[3]Outperformance of Pure Beta Voyager over DJ-UBSCI℠ is the difference between the Pure Beta Voyager monthly return and the DJ-UBSCI℠ monthly return.

*Source: Bloomberg. Data are from 12/31/2001 to 9/28/2012. Pure Beta Voyager as applied to DJ-UBSCI℠ (BCC3C1XT Index) was launched in June 2010. All information included above, prior to June 2010, is hypothetical historical. Pure Beta as applied to DJ-UBSCI℠ (BCC3C1PT Index) was launched in October 2009. All information included above, prior to October 2009, is hypothetical historical. You should not rely on historical or hypothetical historical information. Any data on past performance, modeling or back-testing contained herein is no indication as to future performance. No representation is made as to the reasonableness of the assumptions made within or the accuracy or completeness of any modeling or back-testing.

All hypothetical historical and historical information included in the presentation is for illustrative purposes only. Hypothetical historical and historical results related to any of the indices contained in this presentation is not indicative of future performance of the relevant index or any related investment.

BARCLAYS Certain Risk Considerations Some of the risks related to securities or products that may be linked to Barclays commodity indices or underlying reference assets (“Structured Investments”) are described below. Before investing in any Structured Investment, you should read the relevant prospectus or disclosure statement for a detailed explanation of the terms, risks, tax treatment and other relevant information of the investment. We also urge you to consult your financial, tax and legal advisors before investing. The Strategies Employed by the Indices are not Guaranteed to Succeed The Barclays commodity indices and reference assets referenced above are based on the premise(s) or strategies referenced above. There is no assurance that any of these premises or strategies will be successful and, accordingly, no assurances can be made that any Barclays commodity index or reference asset will appreciate during the term of any Structured Investment. The issuance of Structured Investments should not be deemed an assurance or guarantee by Barclays Bank PLC or any of its affiliates that the level of the underlying reference asset will increase or that the Structured Investments will generate a positive return. Credit of issuer The types of Structured Investments detailed in this document are senior unsecured obligations of the issuer, Barclays Bank PLC or Barclays Bank Delaware, as the case may be, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Structured Investments, including any payment of principal, depends on the ability of Barclays Bank PLC or Barclays Bank Delaware, as the case may be, to meet its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC or Barclays Bank Delaware, as the case may be, may affect the market value of the Structured Investments. In the event Barclays Bank PLC or Barclays Bank Delaware, as the case may be, were to default on its obligations, you may not receive the amounts owed to you under the terms of the Structured Investments. No rights to the reference asset As a holder of the Structured Investments, you will not have any rights (including any voting rights or rights to receive cash dividends or other distributions or any rights to receive the underlying commodities or exchange-traded or over-the-counter instruments based on these commodities) that the holders of any reference asset or components of the reference asset would have. Limited liquidity You should be willing to hold the Structured Investments to maturity. There may be little or no secondary market for the Structured Investments. Barclays Capital Inc. or other affiliates of Barclays Bank PLC or Barclays Bank Delaware, as the case may be, intend to make a secondary market in the Structured Investments. If they do, however, they are not required to do so and may stop at any time, and there may not be a trading market in the Structured Investments. If you sell Structured Investments prior to their maturity, you may have to sell them at a substantial loss. Certain built-in costs are likely to adversely affect the value of the Structured Investments prior to maturity The original issue price of the Structured Investments includes the agent’s commission and the cost of hedging our obligations under the Structured Investments. As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which Barclays Capital Inc. or other affiliates of Barclays Bank PLC or Barclays Bank Delaware, as the case may be, will be willing to purchase Structured Investments from you in secondary market transactions may be lower than the original issue price, and any sale prior to the maturity date of the Structured Investment could result in a substantial loss to you. Your own evaluation of the merits In connection with any purchase of a Structured Investment, we urge you to consult your own financial, tax and legal advisors as to the risks involved in an investment in the product and to investigate the reference asset and not rely on our views in any respect. You should make a complete investigation as to the merits of an investment in a Structured Investment before investing. Historical results not indicative of future performance

BARCLAYS The historical or hypothetical performance of the reference asset should not be taken as an indication of the future performance of the reference asset. It is impossible to predict whether the level, value or price of the reference asset will fall or rise during the term of the Structured Investments, in particular in the environment in recent periods which has been characterized by unprecedented volatility across a wide range of asset classes. Past fluctuations and trends in the reference assets are not necessarily indicative of fluctuations or trends that may occur in the future. Market risk The return, if any, on Structured Investments is dependent on the performance of the reference asset to which it is linked. Thus, changes in the level, value or price of the reference asset will determine the amount payable on the Structured Investment. Unless your Structured Investment is fully principal protected (in which case, all payments on the Structured Investment are subject to the credit risk of Barclays Bank PLC or Barclays Bank Delaware, as the issuer), if the level, value or price of the reference asset declines, you may lose some or all of your investment at maturity. Price volatility Movements in the levels, values or prices of the reference assets and their respective components are unpredictable and volatile, and are influenced by complex and interrelated political, economic, financial, regulatory, geographic, judicial and other factors. As a result, it is impossible to predict whether the levels, values or prices of the reference assets will rise or fall during the term of the Structured Investments. Changes in the levels, values or prices of the reference assets will determine the payment on the Structured Investments. Therefore, you may receive less, and potentially substantially less, than the amount you initially invested in the Structured Investments if the levels, values or prices of the reference assets decline. Unless your Structured Investment is fully principal protected (in which case, all payments on the Structured Investment are subject to the credit risk of Barclays Bank PLC or Barclays Bank Delaware, as the issuer), you should be willing and able to bear the loss of some or all of your investment. Many unpredictable factors, including economic and market factors, will impact the value of the Structured Investments In addition to the level, value or price of the reference asset on any day, the market value of the Structured Investments will be affected by a number of economic and market factors that may either offset or magnify each other, including: ? the expected volatility of the reference asset or its underlying components; ? the time to maturity of the Structured Investments; ? interest and yield rates in the market generally; ? a variety of economic, financial, political, regulatory or judicial events; ? supply and demand for the Structured Investments; and ? the creditworthiness of the issuer, including actual or anticipated downgrades in the credit ratings of the issuer. Potential conflicts of interests Barclays Bank PLC or Barclays Bank Delaware, as the case may be, or one of its affiliates could serve as the calculation agent for the Structured Investments. The calculation agent will make determinations related to the Structured Investments, including calculating the amounts payable to you under the Structured Investments and making judgments related to the levels, values, prices or any other affected variable under certain circumstances. Conflicts of interest may arise in connection with Barclays Bank PLC or Barclays Bank Delaware, as the case may be, or its affiliates performing the role of calculation agent under the Structured Investment. If the Structured Investment were linked to one or more Barclays’ indices, Barclays Bank PLC is the index sponsor. The index sponsor is responsible for the composition, calculation and maintenance of the index and has the discretion in a number of circumstances to make judgments in connection with the composition, calculation and maintenance of the Index. The exercise of this discretion may present the index sponsor with significant conflicts of interest in light of the fact that Barclays Bank PLC or Barclays Bank Delaware, as the case may be, is the issuer of the Structured Investments. The index sponsor has no obligation to take the needs of any buyer, seller or holder of the Structured Investments into consideration at any time. In addition, Barclays Bank PLC or Barclays Bank Delaware, as the case may be, and its affiliates play a variety of roles in connection with the issuance of the Structured Investments, including hedging its obligations under the Structured

BARCLAYS Investments. In performing these duties, the economic interests of Barclays Bank PLC and its affiliates are potentially adverse to your interests as an investor in the Structured Investments. The Wealth and Investment Management division of Barclays may sell the Structured Investments to certain of its customers and may receive compensation from Barclays (or Barclays Bank Delaware, as applicable), as the issuer of the Structured Investments, in this capacity The Wealth and Investment Management division of Barclays may offer Structured Investments to its clients and be compensated for doing so. The Wealth and Investment Management division of Barclays, functioning in the United States through Barclays Capital Inc., will be acting as agent for Barclays Bank PLC in connection with the distribution of the Structured Investments to you and, as such, its role may create a potential conflict of interest. The Wealth and Investment Management division of Barclays is not acting as your agent or investment adviser, and is not representing you in any capacity with respect to any purchase of the Structured Investments by you. If you are considering whether to invest in the Structured Investments through the Wealth and Investment Management division of Barclays, Barclays Bank PLC strongly urges you to seek independent financial and investment advice to assess the merits of such investment. Commodities and commodities futures prices may change unpredictably Market prices of commodities futures contracts, including futures contracts underlying commodities indices, may fluctuate rapidly based on numerous factors, including: changes in supply and demand relationships (whether actual, perceived, anticipated, unanticipated or unrealized); weather; agriculture; trade, fiscal, monetary and exchange control programs; domestic and foreign political and economic events and policies; disease; pestilence; technological developments; changes in interest rates, whether through governmental action or market movements; and monetary and other governmental policies, action and inaction. The current or “spot” prices of physical commodities may also affect, in a volatile and inconsistent manner, the prices of futures contracts in respect of those physical commodities. These factors may adversely affect the level, value or price of commodities reference assets and, consequently, the market value and return, if any, of Structured Investments linked to commodities reference assets. Commodities and commodities futures contracts are subject to suspensions and disruptions in trading The commodity futures markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators, and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in some commodities futures contract prices that may occur during a single business day. These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of commodities futures contracts on any given day as a result of these limits is referred to as a “limit price”. Once the limit price has been reached in a particular contract, no trades may be made at a price beyond the limit, or trading may be limited for a set period of time. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at potentially disadvantageous times or prices. These circumstances could adversely affect the price of commodities futures contracts, or the level of the commodities indices that track commodities futures contracts, and, therefore, the market value of Structured Investments that are linked to commodities reference assets. Commodities futures and commodities indices that track commodities futures do not provide exposure to the spot prices of commodities Commodities futures prices, and the level or value of commodities indices that track commodities futures prices, reflect the prices for futures contracts for physical commodities. They do not reflect the current or “spot” prices of any commodity. A commodity futures contract represents an agreement to buy a set amount of an underlying physical commodity at a predetermined price during a stated delivery period, and the price of the contract reflects the expected value of the underlying physical commodity upon delivery in the future. In contrast, the underlying physical commodity’s current or spot price reflects the immediate delivery value of the commodity. A variety of factors can lead to a disparity between the expected future price of a commodity and the spot price at any given point in time, such as the cost of storing the commodity for the term of the futures contract, interest charges incurred to finance the purchase of the commodity, and expectations concerning supply and demand for the commodity. While price movements in futures contracts of physical commodities may at times correlate with changes in the spot prices of those commodities, such correlation may only be approximate or at times be weak. As such, Structured Investments that reference commodities futures contracts, or the level or value of commodities indices that track commodities futures contracts, are not intended to be representative of an

BARCLAYS investment that provides exposure to spot prices of commodities. Consequently, such Structured Investments may not be an effective means to hedge against the risk of losses in commodity-related transactions or to indirectly invest in commodities. The difference between commodities futures prices and the current prices of the underlying commodities may adversely affect the amounts payable under a Structured Investment linked to commodities indices Most commodity indices track the prices of commodities futures contracts. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodities futures contracts normally specify a certain date for delivery of the underlying physical commodities. As the futures contracts underlying a commodities index approach expiration, they are replaced by, or “rolled” into, similar contracts that have a later expiration. If the market for these contracts is (putting aside other considerations) in “backwardation”, which means that the prices of futures contracts are lower in the distant delivery months than the spot price of the underlying commodity or the price of the futures contracts in the nearer delivery months, a positive “roll yield” would be reflected in the level of the commodities index. The actual realization of a potential roll yield will be dependent upon the level of the spot price of the physical commodity relative to the unwind price of the commodity futures contract at the time of sale of the contract. The absence of backwardation (or “contango”) in the commodity markets could result in negative “roll yields”, which could adversely affect the level or value of the commodities indices underlying your Structured Investment and, accordingly, decrease the payment you receive at maturity or upon redemption. Changes in law or regulation relating to commodities futures contracts may adversely affect the market value of, and the amounts payable under, your Structured Investment Commodity futures contracts that underlie commodities indices are subject to legal and regulatory regimes that are in the process of changing in the United States and, in some cases, in other countries. For example, the Dodd-Frank Wall Street Reform and Consumer Protection Act, commonly known as the “Dodd-Frank Act,” provides for substantial changes in the regulation of the futures and over-the-counter derivatives markets. While the Commodity Futures Trading Commission (the “CFTC”) has proposed and adopted many of the required regulations, the Dodd-Frank regulatory scheme has not yet been implemented and the ultimate nature, scope and impact of the regulations on the markets and market participants cannot yet be determined. Many provisions of the legislation will not become effective until such rules are adopted. Other regulatory organizations have proposed, and in the future may propose, further reforms similar to those enacted by the Dodd-Frank Act or other legislation which could have an adverse impact on the liquidity and depth of the commodities, futures and derivatives markets. Such legislation and reforms may reduce liquidity and increase market volatility in the commodities futures contracts that underlie commodities indices, which could adversely affect the prices of such contracts and, in turn, the market value of and the amounts payable on Structured Investments that reference commodities.

BARCLAYS Disclaimer Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offerings of the securities identified above. Before you invest, you should read the prospectus, the relevant prospectus supplement relating to the securities, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and the offerings identified above. Buyers should rely upon the prospectus, the relevant prospectus supplement, and any relevant free writing prospectus or pricing supplement for complete details (including the risk factors relating to the offering). You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Capital Inc., Barclays Wealth or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, any final pricing supplement and any free writing prospectus, if you request it by calling your Barclays Capital Inc. sales representative or Barclays Wealth Investment Representative, such dealer or 1-888-227-2275 (Extension 2-3430). A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019. Dow Jones-UBS Commodity Indices: The Dow Jones-UBS Commodity IndexesSM are a joint product of Dow Jones Opco, LLC (“Dow Jones Opco”), a subsidiary of S&P Dow Jones Indices LLC, and UBS Securities LLC (“UBS”), and have been licensed for use. Dow Jones® and DJ are trademarks of Dow Jones Trademark Holdings LLC. UBS® is a registered trademark of UBS AG. S&P® is a registered trademark of Standard & Poor’s Financial Services LLC. The licensee’s products based on the Dow Jones-UBS Commodity IndexesSM, are not sponsored, endorsed, sold or promoted by Dow Jones, UBS, Dow Jones Opco or any of their respective subsidiaries or affiliates, and none of Dow Jones, UBS, Dow Jones Opco or any of their respective affiliates, makes any representation regarding the advisability of investing in such product(s). © 2012, Barclays Bank PLC. All rights reserved.